[redacted]

SECURI [barcode] ION

11023618

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner 212-483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway, 32nd Floor (Address) New York (City) NY (State) 10006-2701 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2011
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

CLARA J. STRICCHIOLA
Notary Public, State of New Jersey
My Commission Expires March 14, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

61 Broadway, 32nd Floor
New York, NY 10006-2701
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2011, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs P.C.

New York, New York
November 22, 2011

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash		$ 79,384
Receivable from brokers-dealers		2,768,090
Accrued fee income		98,876
Commissions receivable		109,869
Securities owned at fair value		13,079,308
Receivable from affiliates		722,578
Property and equipment (net of accumulated depreciation of $831,866)		305,945
Deferred income taxes		582,338
Other assets		69,874
Total assets		$ 17,816,262

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and other accrued liabilities		$ 477,063
Accrued compensation		62,880
Total liabilities		539,943
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value,		
Authorized: 10,000 shares		
Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	21,054,773	
Retained earnings (deficit)	(3,778,490)	
Total stockholder's equity		17,276,319
Total liabilities and stockholder's equity		$ 17,816,262

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The primary sources of revenues consist of commissions, management and administrative fee income.

Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, providing investment and advisory services to individuals, businesses and institutional clients.

Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

Investment banking revenues consist of fees arising from private securities offering in which the Company acts as an agent.

Realized and unrealized gains and losses from foreign investments holding transactions, consisting of the combined changes in market price and changes in foreign currency exchange rates, are reported as gains (losses) from investments in the Statement of Operations.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 10 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income Taxes

The Company has adopted ASC 740-10 (formerly, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *"Accounting for Income Taxes")*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation ("Parent") and for federal, state and city corporate income tax purposes, files on a consolidated basis with its Parent. Accordingly, the Company's annual federal, state and city income tax are due (tax benefits) to or from (tax liabilities) the Parent Company.

Effective October 1, 2009, the Company adopted ASC 740-10-50, *"Accounting for Uncertain Tax Positions"*, formerly FASB Interpretation No. 48 ("FIN48").

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of September 30, 2011.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2006-2009, or expected to be taken in year 2010 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New York where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Note 2 - Fair Value Measurements of Securities Owned

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 2 - Fair Value Measurements of Securities Owned (Continued)

Accordingly, the Company began to group its securities measured at fair value in three levels, based on the markets in which the securities are traded and the observability of the assumptions used to determine fair value as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Significant observable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Foreign currency denominated securities are recorded at the functional currency (U.S. Dollars) at the purchase trade date and mark-to-market using each valuation date's currency exchange rate.

The inputs and methology used or valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

Description	Total	Level 1	Level 2	Level 3
Exempted Securities				
Canadian Treasury Bills	$ 9,138,290	$ 9,138,290	$ -	$ -
Listed Mutual Funds				
Gold Trust	3,161,200	$ 3,161,200	-	-
Listed Equities				
US Equities	767,543	767,543	-	-
Unlisted Equities				
US Equities	12,275	-	-	12,275
Total	$13,079,308	$13,067,033	$ -	$ 12,275

There were no changes in Level 3 investments measured at fair value on a recurring basis for the year ended September 30, 2011.

Note 3 - Commitments and Contingencies

Litigation

The Company is subject to litigation incidental to its business. The Company believes, after consultation with counsel that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Lease Commitment

The Company leases office and storage space under two separate agreements expiring December 2013 and July 2014, respectively. The office lease provided a three month rental abatement valued at $152,261 effective September 2008. The future minimum annual rental payments (net of $152,261 rental abatement) under these leases are as follows:

Year Ending September 30	Amount
2012	$ 791,710
2013	811,822
2014	243,803
	$1,847,335

Rent expense (less amounts charged to its Affiliates) for the year ended September 30, 2011 amounted to $169,863.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $14,173,774 at September 30, 2011. The minimum capital requirement for Loeb Partners Corporation was $250,000 and net capital in excess of the minimum was $13,923,774.

Note 5 - Income Taxes

The provision for income tax benefits consists of the following:

Current:	
Federal	$ -
State	-
	-
Deferred:	
Federal	44,585
State	1,321
	45,906
Total	$ 45,906

Note 5 - Income Taxes (Continued)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 35% are as follows:

Deferred tax assets:	
Investment losses	$ 315,724
Net operating losses	71,190
Depreciation	118,670
Deferred rent	76,754
Total deferred tax assets	$ 582,338

The Company and its Parent Company are subject to New York State and City corporate income tax on income from their trade and business activities as well as income from investment activities.

Allocation of income between business activities and investing activities is subject to detailed and complex rules applied to facts and circumstances that generally are not readily determinable at the date financial statements are prepared. Accordingly, estimates are made of income allocations in computing the Company's effective tax rate that might be different from actual allocations determined when tax returns are prepared by investee companies and subsidiaries.

Note 6 - Related Party Transactions

Related party transactions between the Company and its Affiliates at and for the year ending September 30, 2011 are as follows:

	Receivable (Payable)	Administrative & Intercompany Charges	Commissions
Loeb Holding Corp. (Parent) (LHC)	$ 714,176	$ -	$ -
Loeb Partners Management, Inc. (LPM)	8,402	49,893	-
Loeb Partners Fund Limited Partnership (LPF)	-	-	76,101
Loeb Partners Offshore Fund Ltd. (LPOF)	-	-	76,108

LPM is the general partner and investment advisor of LPF and is the investment advisor of LPOF. The Company has arrangements to charge LPM (the "Affiliate") its respective share of certain administrative costs, mostly wages and benefits, which are reported as administrative and intercompany charges to the Affiliate in the Statement of Operations.

Note 6 - Related Party Transactions (Continued)

In addition, the Company charges LHC and LPM for their respective share of certain department expenses including employee's compensation, communications and occupancy costs totaling $1,324,118 for the year ended September 30, 2011.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Subsequent Events

In accordance with Accounting Standards Codification 855 (formerly, SFAS 165, *"Subsequent Events"*), the Company evaluated all subsequent events from the date of the balance sheet through the date these financial statements were available to be issued. There were no material events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.